                              Davis Malm & D'Agostine, P.C.
                              One Boston Place, 37th Floor
                              Boston, MA 02108
                              (617) 367-2500

                      June 29, 2005

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re:	Clean Harbors, Inc. Exchange Act File No. 0-16379 Registration Statement on Form S-3

Ladies and Gentlemen:

        On behalf of Clean Harbors, Inc. (the "Company"), there is herewith transmitted electronically for filing a registration statement on Form S-3 (the "Registration Statement") relating to a proposed secondary offering of up to 2,057,940 shares of the Company's common stock (the "Warrant Shares") by the holders (the "Selling Shareholders") of the Company's outstanding common stock purchase warrants expiring September 10, 2009 (the "Warrants"). The Company is an accelerated filer under the Securities Exchange Act of 1934 whose shares of common stock are traded on The Nasdaq National Market under the symbol "CLHB."

        The Selling Shareholders may acquire the Warrant Shares upon exercise of the Warrants, and then propose to resell the Warrant Shares from time to time on The Nasdaq National Market and through other methods described under "Plan of Distribution" in the prospectus included in the Registration Statement. The Company will not receive any proceeds from the sale of the Warrant Shares by the Selling Shareholders. The Company will receive $8.00 per share (subject to adjustment upon certain terms described in the Warrants) upon exercise by the Selling Shareholders of the Warrants except to the extent that the Selling Shareholders elect to utilize the "cashless exercise" feature of the Warrants. To the extent that the Selling Shareholders elect to utilize such feature, the Company will not receive any cash upon the exercise of the Warrants, but the number of shares issuable upon such exercise (and therefore to be offered under the Registration Statement) will be proportionately reduced.

        The Company issued the Warrants on June 30, 2004, as part of the redemption on that date of all of the Company's previously outstanding shares of Series C Convertible Preferred Stock from the seven institutional investors which then owned that Preferred Stock. In connection with the issuance of the Warrants, the Company entered into an Investors Rights Agreement dated as of June 30, 2004 (the "Investors Rights Agreement") with the original holders of the Warrants. The Company is filing the Warrant Holder Registration Statement in order to satisfy certain registration rights granted to the holders of the Warrants under the Investors Rights Agreement.

Securities and Exchange Commission
June 29, 2005

        The Investors Rights Agreement allowed for considerable time between the issuance of the Warrants on June 30, 2004 and the required filing date of the Registration Statement in order to allow the Company more time to complete audited financial statements reflecting the combined operations of the Company and the Chemical Services Division of Safety-Kleen Corp. (the "CSD") and to obtain additional no-action letter relief, to the extent required, from the Commission's Office of Chief Accountant. As previously described in the requests for no-action relief which the Company has filed with the Commission's Office of Chief Accountant (including, most recently, the letter dated May 6, 2005 from Carl Paschetag, the Company's Treasurer, to Leslie Overton, Associate Chief Accountant), the Company acquired substantially all of the assets of the CSD effective September 7, 2002, but Safety-Kleen Corp. was unable to provide the Company with audited statements of operations and cash flows for the CSD for any periods prior to September 7, 2002. The Registration Statement contains (through incorporation by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2004) audited financial statements which reflect 28 months of combined operations between September 7, 2002 and December 31, 2004. By letter dated May 16, 2005 from Ms. Overton to Mr. Paschetag, the Office of Chief Accountant has granted additional no-action relief so that the Company may now file and process to effectiveness the Registration Statement containing the audited financial statements covering those 28 months of combined operations.

        In order to facilitate the Company's planning, the Company requests that the Commission's staff advise by a telephone call (to 617-367-2500) to either the undersigned or Michael Malm of this firm whether or not the Commission's staff will review and provide comments with respect to this filing. Thank you for your assistance.

Very truly yours,
/s/ JOHN D. CHAMBLISS John D. Chambliss

cc:    Carl d. Paschetag, Vice President and Treasurer